SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Kevin Frankel

ACOF Management, L.P.

1999 Avenue of the Stars, Suite 1900

Los Angeles, California  90067

(310) 201-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 84,128,571

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 84,128,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,128,571

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 27.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 84,128,571

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 84,128,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 27.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 84,128,571

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 84,128,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,128,571

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 27.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Leveraged Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Operating Member, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,170

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.78%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Leveraged Investment Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares II Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Parent Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 187,716,613

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 187,716,613

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,716,613

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 45.51%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 187,716,613

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 187,716,613

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,716,613

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 45.51%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of ACOF Management, L.P., a Delaware limited partnership (“ACOF Management”), filed with the Securities and Exchange Commission on May 1, 2003.  This Amendment relates to the Common Stock, par value $0.01 per share ("Common Stock"), and 2003 Convertible Preferred Stock, par value $0.01 per share (“2003 Convertible Preferred Stock”), of Samsonite Corporation, a Delaware  corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2 is hereby restated in its entirety as follows:

Item 2.	Identity and Background

This Amendment is filed by ACOF Management, Ares Corporate Opportunities Fund, L.P., a Delaware limited partnership (“ACOF”), ACOF Operating Manager, L.P., a Delaware limited partnership ("ACOF Operating"), Ares Leveraged Investment Fund, L.P., a Delaware limited partnership (“Ares I”), Ares Management, L.P., a Delaware limited partnership (“Ares Management”), Ares Operating Member, LLC, a Delaware limited liability company ("Ares I Operating"), Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership (“Ares II” and, together with ACOF and Ares I, the “Investment Entities”), Ares II Management, L.P., a Delaware limited partnership (“Ares II Management” and, together with ACOF Management and Ares Management, the “Management Entities”), Ares Operating Member II, LLC, a Delaware limited liability company ("Ares II Operating"), Ares Parent Operating Member II, LLC, a Delaware limited liability company (“Ares II Operating Parent” and together with Ares II Operating, ACOF Operating and Ares I Operating, the “Operating Entities”), Ares Management, Inc., a Delaware corporation (“Ares Management, Inc.”), Ares Management LLC, a Delaware limited liability company (“Ares LLC”), and Ares Partners Management Company, LLC, a Delaware limited liability company (“Ares Partners Management”).  The Management Entities, the Operating Entities, the Investment Entities, Ares Management, Inc., Ares Partners Management, and Ares LLC are sometimes referred to collectively herein as the “Reporting Persons.”  The principal place of business of each of the Reporting Persons is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

ACOF Operating is the general partner of ACOF Management and the manager of ACOF.  ACOF Management is the general partner of ACOF.  Ares Management, Inc. is the general partner of ACOF Operating.  Ares I Operating is the managing general partner of Ares Management.  Ares Management is the manager of Ares I.  Ares II Operating is the general partner of Ares II Management and Ares II Operating Parent is the manager of Ares II Management as well as the sole member of Ares II Operating.  Ares II Management is the manager of Ares II.

Each of the Operating Entities is principally engaged in the business of serving as general partner of the Management Entities, as applicable.  The Management Entities are principally engaged in the business of serving as general partner and/or manager of certain entities engaged in the business of investment in securities.  The Investment Entities are principally engaged in the business of investment in securities.

Ares Partners Management directly or indirectly beneficially owns all of the outstanding membership interests of Ares LLC.  Ares LLC directly or indirectly beneficially owns all of the outstanding membership or partnership interests of each of ACOF Operating, Ares I Operating and Ares II Operating Parent.  Each of Ares Partners Management and Ares LLC is principally engaged in the business of ownership of entities that manage entities which invest in securities.

Attached as Appendix A to Item 2 is information concerning the principals of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby restated in its entirety as follows:

Item 3.	Source and Amount of Funds or Other Consideration

See the information set forth under "Item 5. Interest in Securities of the Issuer."

Item 4 is hereby restated in its entirety as follows:

Item 4.	Purpose of Transaction

(a), (b), (d) and (e)  On July 31, 2003, (i) ACOF, Bain Capital (Europe) LLC (“Bain”) and Ontario Teachers’ Pension Plan Board (“OTPP” and, together with Bain and ACOF, the “Investor Group”) consummated the purchase of 106,000 shares of 2003 Convertible Preferred Stock with a per share liquidation preference of $1,000 and an aggregate liquidation preference of $106,000,000 (the “Preferred Stock Purchase”) and (ii) the Issuer exchanged (the “Exchange” and, together with the Preferred Stock Purchase, the “Recapitalization”) all of the issued and outstanding shares of 13-7/8% Senior Redeemable Exchangeable Preferred Stock (“Old Preferred Stock”) for a combination of 53,994 shares of 2003 Convertible Preferred Stock (with an aggregate liquidation preference of $53,994,000),  204,814,660 shares of Common Stock and warrants to purchase 15,515,892 shares of Common Stock at an exercise price of $0.75 per share.

In connection with the consummation of the Recapitalization, on July 31, 2003, the Investor Group, Ares I and the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”).  The Stockholders Agreement is attached hereto as Exhibit 1, and any description thereof is qualified in its entirety by reference thereto.  Pursuant to the terms of the Stockholders Agreement, the Investor Group has the authority to appoint eight of the nine directors which constitute the board of directors of the Issuer (“Board of Directors”).  On July 31, 2003, the Board of Directors was reconstituted to include one director appointed by ACOF, and two independent (as defined in the Stockholders Agreement) directors, one of whom was appointed by the CEO of the Issuer and the other of whom was appointed by ACOF, together with OTPP.  At some point in the future and pursuant to the terms of the Stockholders Agreement, each member of the Investor Group has agreed to take all action lawfully within its power to cause the Board of Directors to also include one director appointed by Bain and one director appointed by OTPP, along with four additional independent directors, one of whom will be appointed by ACOF, together with OTPP, and three of whom will be appointed by Bain, although ACOF, together with OTPP, will be entitled to approve one of the independent directors appointed by Bain.

Pursuant to the Stockholders Agreement and until the expiration of the Samsonite Corporate Therapeutics, adopted pursuant to the Stipulation of Settlement, dated as of April 28, 2000, by and among the Issuer and the other parties thereto (the “Corporate Therapeutics”), ACOF will be entitled to appoint one member of the Board of Directors.  In addition, ACOF, together with OTPP, will be entitled to appoint two independent directors, and to approve, together with OTPP, the appointment of one additional independent director appointed by Bain.  Following the expiration of the Corporate Therapeutics, subject to certain changes in its original ownership (as defined in the Stockholders Agreement), ACOF will be entitled to appoint two directors to the Board of Directors and, ACOF, together with OTPP, will be entitled to appoint one independent director and to approve, together with OTPP, the appointment of one additional independent director appointed by Bain.

Under the terms of the Stockholders Agreement, so long as the Investor Group collectively continues to hold 25% of the outstanding voting stock of the Issuer, all of the members of the Investor Group must approve the following primary actions (“Primary Actions”) by the Issuer: (i) the amendment to or waiver of any of the provisions of the organizational documents of the Issuer or any subsidiary of the Issuer and (ii) the commencement of any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization of the Issuer or any subsidiary of the Issuer.  Further, so long as the Investor Group collectively continues to hold 25% of the outstanding voting stock of the Issuer, the Issuer may not take certain significant actions (such actions, the “Significant Actions”) without the approval of two of the members of the Investor Group.  Such Significant Actions include, but are not limited to, the following: (i) certain mergers or consolidations of the Issuer or its subsidiaries; (ii) certain corporate transactions valued in excess of $15 million; (iii) certain equity issuances; (iv) certain guarantees, assumptions or incurrences of indebtedness for borrowed money by the Issuer or any of its subsidiaries; (v) certain declarations or payments of dividends or other distributions; (vi) any capital expenditure or purchase, lease or other acquisition of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $15 million in any 12-month period; (vii) any change in the Issuer’s independent auditors; and (viii) material changes to the scope or nature of the Issuer’s and any of its subsidiaries’ business and operations.  In addition, for so long as the Corporate Therapeutics remain in effect, the following actions, among others, will also constitute Significant Actions: (i) entering into certain corporate transactions valued in excess of $10 million; (ii) certain actions related to employment matters; (iii) the approval of the budget and business plan for any fiscal year of the Issuer; (iv) certain capital expenditures or purchases, leases or other acquisitions of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $5 million in any 12-month period; (v) any change to senior management of the Issuer or any material subsidiary of the Issuer; (vi) certain affiliate transactions; and (vii) increasing the number of directors above nine.

Pursuant to the Stockholders Agreement, at any time after the fifth anniversary of the closing of the Recapitalization, any two members of the Investor Group acting jointly, so long as such members continue to own 51% of their original ownership, have the right to cause the sale of the Issuer (whether by stock sale, asset sale or merger, each such action, a “Sale”), subject to the Board of Directors’ ability to discharge properly its fiduciary duties.  Further, at any time after the sixth anniversary of the closing of the Recapitalization, any single member of the Investor Group, so long as such member continues to own 51% of its original ownership, has the right to cause the Sale of the Issuer, subject to the Board of Directors’ ability to discharge properly its fiduciary duties.

Pursuant to the terms of the Stockholders Agreement, each member of the Investor Group has demand registration rights, “piggy-back” registration rights and shelf registration rights with respect to all of the shares of the Issuer’s Common Stock currently held by such member of the Investor Group.

Pursuant to the Stockholders Agreement, each member of the Investor Group and Ares I has a right of first offer to purchase shares of any other stockholder party to the Stockholders Agreement who wishes to sell any portion of the securities of the Issuer owned by such stockholder.

In addition, each member of the Investor Group and Ares I has tag-along rights for so long as such stockholder owns 33% of its original ownership, which rights allow such stockholder (the “Tagging Stockholder”) to force any other stockholder that is a party to the Stockholders Agreement and who proposes to sell shares of stock of the Issuer constituting 25% or more of its original ownership, to include shares held by the Tagging Stockholder in such proposed sale.

Also, pursuant to the terms of the Stockholders Agreement, at any time after the fifth anniversary of the closing of the Recapitalization, any two members of the Investor Group acting jointly, so long as such members continue to own 51% of their original ownership, have drag-along rights, which allow such members of the Investor Group to force the other stockholders that are parties to the Stockholders Agreement to sell their shares of stock if such members of the Investor Group are selling all of their stock.  At any time after the sixth anniversary of the closing of the Recapitalization, any single member of the Investor Group, so long as such member continues to own 51% of its original ownership, has such drag-along rights.

On July 31, 2003, the members of the Investor Group entered into a Side Agreement (the “Side Agreement”).  The Side Agreement is attached hereto as Exhibit 2, and any description thereof is qualified in its entirety by reference thereto.  Pursuant to the Side Agreement, each member of the Investor Group agreed that at any time it holds shares of 2003 Convertible Preferred Stock and Common Stock representing less than 25%

of its original ownership, it will consent to a Primary Action proposed to be taken by the Issuer if (and only if) all members of the Investor Group holding shares of Preferred Stock and Common Stock representing at least 25% of its original ownership consent to the Issuer's taking of such Primary Action.  Each member of the Investor Group further agreed pursuant to the Side Agreement that at any time it holds shares of 2003 Convertible Preferred Stock and Common Stock representing less than 40% of its original ownership, it will consent to a Significant Action proposed to be taken by the Issuer if (and only if) all members of the Investor Group holding shares of 2003 Convertible Preferred Stock and Common Stock representing at least 40% of its original ownership consent to the Issuer's taking of such Primary Action.

On July 31, 2003, the members of the Investor Group and Ares I entered into a Side Letter (the "Side Letter").  The Side Letter is attached hereto as Exhibit 3, and any description thereof is qualified in its entirety by reference thereto.  Pursuant to the Side Letter, the members of the Investor Group agreed with Ares I that at any time the voting power represented by shares of the 2003 Convertible Preferred Stock and Common Stock owned by the Investor Group (less the 2003 Convertible Preferred Stock sold or actually sold to certain members of the Issuer's management as is contemplated by the Recapitalization Agreement dated as of May 1, 2003 by and among the Investor Group and the Issuer), taken together with 2003 Convertible Preferred Stock and Common Stock subsequently purchased by or offered to the Investor Group, equals a majority of the voting power of the Issuer on a fully-diluted basis, Ares I will be automatically removed as a party from the Stockholders Agreement.

Each of the Investment Entities retains the right to change its investment intent, to acquire additional shares of Common Stock or 2003 Convertible Preferred Stock from time to time or to sell or otherwise dispose of all or part of the shares of the Issuer beneficially owned by it.  In the event of a material change in the present plans or intentions of the Investment Entities, such entity will amend this Schedule 13D to reflect such change.

(c) Not applicable.

(f) Not applicable.

(g) In connection with the Recapitalization, the Issuer amended its Certificate of Incorporation as well as the Certificate of Designations of the Old Preferred Stock.  In addition, the Issuer filed with the Secretary of State of Delaware a Certificate of Designations for the 2003 Convertible Preferred Stock.

(h)-(j) Not applicable.

Item 5 is hereby restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Pursuant to the terms of the Recapitalization, ACOF purchased 35,334 shares of the 2003 Convertible Preferred Stock ("ACOF Preferred Shares") from the Issuer for a total purchase price of $35,334,000.00.  The ACOF Preferred Shares are convertible into an aggregate of 84,128,571 shares of Common Stock within 60 days of July 31, 2003.  Each of (i) ACOF, (ii) ACOF Management, as the general partner of ACOF, (iii) ACOF Operating, as the general partner of ACOF Management and the manager of ACOF, (iv) Ares Management, Inc., as the general partner of ACOF Operating, (v) Ares LLC and (vi) Ares Partners Management, may be deemed to have the shared power to vote and dispose of shares of Common Stock and 2003 Convertible Preferred Stock owned by ACOF.  The working capital of ACOF was the source of the funds for the purchase.  No part of the purchase price paid by ACOF was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the ACOF Preferred Shares.

In connection with the Recapitalization, Ares I received in exchange for its 56,217 shares of Old Preferred Stock (i) 66,667,178 shares of Common Stock and (ii) a warrant to purchase 15,515,892 shares of Common Stock, which warrant is exercisable within 60 days of July 31, 2003.  Each of (i) Ares I, (ii) Ares Management, as manager of Ares I, (iii) Ares I Operating, as general partner of Ares Management, (iv) Ares LLC, and (v) Ares Partners Management, may be deemed to have the shared power to vote and dispose of shares of Common Stock owned by Ares I.  In addition, Ares II received in exchange for its 18,051 shares of Old Preferred Stock (i) 4,333 shares of 2003 Convertible Preferred Stock, convertible into an aggregate of 10,317,622 shares of Common Stock within 60 days of July 31, 2003, and (ii) 11,087,350 shares of Common Stock.  Each of (i) Ares II, (ii) Ares II Management, as manager of Ares II, (iii) Ares II Operating, as general partner of Ares II Management, (iv) Ares II Operating Parent, as sole member of Ares II Operating, (v) Ares LLC, and (vi) Ares Partners Management, may be deemed to have the shared power to vote and dispose of shares of Common Stock and 2003 Convertible Preferred Stock owned by Ares II.

Each of the Management Entities and the Operating Entities disclaims beneficial ownership of the shares of the Issuer’s capital stock reported herein as beneficially owned by the other Management Entities and Operating Entities, as applicable, or by any Investment Entity.  Each of the Investment Entities disclaims beneficial ownership of the shares of the Issuer’s capital stock reported herein as beneficially owned by any other Investment Entity.  The filing of this statement shall not be construed as an admission that any entity is the beneficial owner of any securities covered by this Amendment.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6 is hereby restated in its entirety as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference.

Item 7 is hereby restated in its entirety as follows:

Item 7.	Material to Be Filed as Exhibits

Exhibit 1

Stockholders Agreement, dated as of July 31, 2003, by and among Ares Corporate Opportunities Fund, L.P., a Delaware limited partnership; Ares Leveraged Investment Fund, L.P., a Delaware limited partnership; Bain Capital (Europe) LLC, a Delaware limited liability company; Ontario Teachers Pension Plan Board, a non-share capital corporation established under the laws of Ontario; and Samsonite Corporation, a Delaware corporation.

Exhibit 2

Side Agreement, dated as of July 31, 2003, by and among Ares Corporate Opportunities Fund, L.P., a Delaware limited partnership; Bain Capital (Europe) LLC, a Delaware limited liability company; and Ontario Teachers Pension Plan Board, a non-share capital corporation established under the laws of Ontario.

Exhibit 3

Side Letter, dated as of July 31, 2003, by and among Ares Corporate Opportunities Fund, L.P., a Delaware limited partnership; Ares Leveraged Investment Fund, L.P., a Delaware limited partnership; Bain Capital (Europe) LLC, a Delaware limited liability company; and Ontario Teachers Pension Plan Board, a non-share capital corporation established under the laws of Ontario.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 4th day of August, 2003.

ACOF MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	General Counsel

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	/s/ Jeffrey Serota
Name:	Jeffrey Serota
Title:	Vice President

ARES LEVERAGED INVESTMENT FUND, L.P.

By:	/s/ David Sachs
Name:	David Sachs
Title:	Vice President

ARES MANAGEMENT, L.P.

By:	/s/ David Sachs
Name:	David Sachs
Title:	Vice President

[Signatures continued on next page]

ARES II MANAGEMENT, L.P.

By:	/s/ David Sachs
Name:	David Sachs
Title:	Vice President

ARES LEVERAGED INVESTMENT FUND II, L.P.

By:	/s/ David Sachs
Name:	David Sachs
Title:	Vice President

ACOF Operating Manager, L.P.

By:	/s/ Jeffrey Serota
Name:	Jeffrey Serota
Title:	Vice President

Ares Operating Member, LLC

By:	/s/ David Sachs
Name:	David Sachs
Title:	Vice President

Ares Operating Member II, LLC

By:	/s/ David Sachs
Name:	David Sachs
Title:	Vice President

[Signatures continued on next page]

Ares Parent Operating Member II, LLC

By:	/s/ David Sachs
Name:	David Sachs
Title:	Vice President

Ares Partners Management Company, LLC

By:	/s/ Antony P. Ressler
Name:	Antony P. Ressler
Title:	Manager

Ares Management, LLC

By:	/s/ Antony P. Ressler
Name:	Antony P. Ressler
Title:	Manager

APPENDIX A TO ITEM 2

The following sets forth information with respect to the general partners and principals of the Reporting Persons and the Operating Entities.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.  The principal business address of each person or entity set forth below is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067, and each such person or entity is a citizen of the United States of America.

The principal business of the Management Entities is to provide advice regarding and serve as managing general partner of various entities engaged in investments in securities.  The principal business of each of the Operating Entities is to serve as general partner of the Management Entities, as applicable.

The controlling member of each of the Operating Entities is Mr. Antony P. Ressler.  The principal occupation of Mr. Ressler is to act as the controlling member of the Operating Entities and also a founding principal of each of the Reporting Persons.  Mr. Ressler is principally engaged in the business of investment management through his interests and capacities in the Reporting Persons and their affiliates.